GREEN PLAINS RENEWABLE ENERGY, INC.
                              9635 Irvine Bay Court
                               Las Vegas, NV 89147

                                  March 7, 2005


Ms. Jennifer Hardy
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

      Re:    Acceleration Request
             Green Plains Renewable Energy, Inc. (the "Company")
             Registration Statement on Form S-1
             File No. 333-121321

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Green Plains Renewable Energy, Inc. (the "Company") hereby requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may become effective on Wednesday, March 9, 2005, or as soon thereafter as is convenient.

         In connection with this request, the Company hereby acknowledges that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you in advance for your assistance in this matter.

                                            GREEN PLAINS RENEWABLE ENERGY, INC.

                                            /s/ Barry A. Ellsworth

                                            Barry A. Ellsworth
                                            President